UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Adobe Systems Inc.

(Name of Issuer)
Common

(Title of Class of Securities)
00724F101
(CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 3 pages

Schedule 13G

CUSIP No. 00724F101

1	NAME OF REPORTING PERSON: S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PRIMECAP Management Company 95-3868081

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION 225 So. Lake Avenue #400, Pasadena, CA 91101-3005

NUMBER OF	5	SOLE VOTING POWER 2,440,081
SHARES
BENEFICIALLY	6	SHARED VOTING POWER -0-
OWNED BY EACH
REPORTING	7	SOLE DISPOSITIVE POWER 22,614,281
PERSON WITH
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,614,281

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.75%

12	TYPE OF REPORTING PERSON*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 3 pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 30, 2003
Date

/s/ THEO A. KOLOKOTRONES
Signature

Theo A. Kolokotrones, President
Name/Title

Page 3 of 3 pages